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Re:	Ultra Clean Holdings, Inc. Annual Report on Form 10-K Filed March 19, 2009 File No. 000-50646

August 26, 2009

VIA EDGAR AND FAX

Geoffrey Kruczek
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Kruczek:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 14, 2009 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “10-K”) of Ultra Clean Holdings, Inc. (the “Company”).

Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 2, as set forth in the Comment Letter.

1.
The disclosure in your proxy statement indicates that Mr. Bachman was a member of your board of directors at the time you filed that proxy statement.  That disclosure also indicates that Mr. Bachman was not to be re-elected at your annual meeting.  Please tell us whether Mr. Bachman resigned from or decided not to stand for re-election to your board and, if so, why you did not report that information under the appropriate item to Form 8-K.

We respectfully inform the Staff that Mr. Bachman was not nominated by the Company’s Board of Directors for re-election at the 2009 Annual Stockholder Meeting.  He neither resigned from the Board of Directors nor refused to stand for re-election.  Therefore, the Company was not required and did not file an 8-K regarding the circumstances of his departure from the Board of Directors.  In making the decision not to file an 8-K, the

Geoffrey Kruczek	August 26, 2009	pg. 2

Company reviewed the 8-K rules, as well as Question 117.04 of Compliance and Disclosure Interpretations on Regulation S-K.

Quarterly Report on Form 10-Q for the period ended July 3, 2009

2.
We note that exhibit 31.2 to your Form 10-Q for the period ended July 3, 2009 was provided by Linda Clement.  According to your August 3, 2009 Form 8-K, Kevin Eichler has been your chief financial officer since July 31, 2009.  Please tell us which of these individuals served as your principal financial officer at the time your Form 10-Q was filed.  If Mr. Eichler was serving in that capacity, please file a complete amendment to your Form 10-Q, including all required exhibits.  Please also refer to Question 13 in our Sarbanes-Oxley Act of 2002 Frequently Asked Questions, available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm

We respectfully inform the Staff that the Company mistakenly believed that the principal accounting officer could sign Exhibit 31.2 to the Form 10-Q for the period ended July 3, 2009.  The Company will promptly file an amendment with a new Exhibit 31.2 executed by Kevin (Casey) Eichler who was acting as the principal financial officer of the Company as of the date the Company’s 10-Q was filed.

The Company acknowledges that:

■	it is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding or the responses herein provided, please call the undersigned at (650) 752-2004 or Sarvenaz Madi at (650) 752-2023.

Sincerely,

/s/ Alan Denenberg
Alan Denenberg

cc:
Clarence L. Granger – Ultra Clean Holdings, Inc.
Casey Eichler – Ultra Clean Holdings, Inc.

Davis Polk & Wardwell LLP